As of January 25, 2018

Name                                                            US         Intl    Weighted International (of total portfolio)
SPDR Bloomberg Barclays Convertible Securities ETF             88.10%     11.90%                                        0.74%
VanEck Vectors High-Yield Municipal Index ETF                  99.58%      0.42%                                        0.02%
SPDR Bloomberg Barclays Investment Grade Floating Rate ETF     55.28%     44.72%                                        2.24%
SPDR Bloomberg Barclays TIPS ETF                               99.97%      0.03%                                        0.00%
VanEck Vectors J.P. Morgan EM Local Currency Bond ETF           0.08%     99.92%                                        3.75%
SPDR Wells Fargo Preferred Stock ETF                           86.26%     13.74%                                        0.52%
SPDR Bloomberg Barclays High Yield Bond ETF                    78.92%     21.08%                                        0.53%
iShares iBoxx $ Investment Grade Corporate Bond ETF            82.76%     17.24%                                        0.43%
PowerShares Senior Loan Portfolio                              86.25%     13.75%                                        0.34%
iShares JP Morgan USD Emerging Markets Bond ETF                 0.11%     99.89%                                        2.50%
Highland/iBoxx Senior Loan ETF                                 90.68%      9.32%                                        0.23%
VanEck Vectors Emerging Markets High Yield Bond ETF             2.29%     97.71%                                        2.44%
VanEck Vectors International High Yield Bond ETF                3.93%     96.07%                                        2.40%
iShares MBS ETF                                               100.00%      0.00%                                        0.00%
Vanguard Long-Term Corporate Bond ETF                          86.43%     13.57%                                        0.34%
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